801 Louisiana Street, Suite 700 Houston, Texas 77002 (713) 780-9494 Fax (713) 780-9254

February 13, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Goodrich Petroleum Corporation
Registration Statement on Form S-3
Filed January 22, 2013
File No. 333-186129

Ladies and Gentlemen:

Set forth below are the responses of Goodrich Petroleum Corporation (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 8, 2013, with respect to Registration Statement on Form S-3, File No. 333-186129, filed with the Commission on January 22, 2013 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR. For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Registration Statement on Form S-3

Exhibit 5.1

1.	We note counsel’s assumption at page 2 that all the information contained in the documents reviewed by it is true and correct. We note that, as drafted, such assumption may refer to representations made by officers or the company as to legal conclusions, including those underlying the opinions asserted. Please obtain and file a new legality opinion that is appropriately revised. This comment shall also apply to Exhibit 5.2.

RESPONSE:

Securities and Exchange Commission

February 13, 2013

We acknowledge the Staff’s comment and have obtained and filed new legal opinions of Vinson & Elkins L.L.P. and Cook, Yancey, King & Galloway, APLC, respectively, reflecting the requested revisions. Please see Exhibits 5.1 and 5.2 to Amendment No. 1.

Exhibit 5.2

2.	We note counsel’s assumption at page 2 that the Louisiana Subsidiary Guarantor is duly organized under the laws of the State of Louisiana and is and will be validly existing and in good standing under the laws of the State of Louisiana. Please obtain and file a new legality opinion that does not make such an assumption. We refer you to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Section II.B.1.e. at http://sec.gov/interps/legal/cfslb19.htm.

RESPONSE:

We acknowledge the Staff’s comment and have obtained and filed a new legal opinion of Cook, Yancey, King & Galloway, APLC, reflecting the requested revisions. Please see Exhibit 5.2 to Amendment No. 1.

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Securities and Exchange Commission

February 13, 2013

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact James M. Prince of Vinson & Elkins L.L.P. at (713) 758-3710.

Very truly yours,

GOODRICH PETROLEUM CORPORATION

By:	/s/ Jan L. Schott
Name:	Jan L. Schott
Title:	Sr. Vice President and Chief Financial Officer

cc:	James M. Prince

Vinson & Elkins L.L.P.